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                                                                   Exhibit 99.91

                              [Company letterhead]




August 6, 1997


Board of Directors
CS Holdings International Inc.
Fourth Floor, One Capital Place
P.O. Box 847
Grand Cayman
Cayman Islands, British West Indies


Cooper Industries Inc. hereby offers to purchase 2,155,000 shares of Wyman-Gordon Company stock ("W-G stock") at a per share price equal to the closing market price of a share of W-G stock on the later of (i) the day the Securities and Exchange Commission ("SEC") declares effective the Post-Effective Amendment to the Wyman-Gordon Company Registration Statement that will permit Cooper to exchange the W-G stock for outstanding 6% Exchangeable Notes ("DECS") previously issued by Cooper, or (ii) five business days after your acceptance of our offer. You may cancel your acceptance if we do not have clearance from the SEC within 45 days of your acceptance.

Payment shall be in the form of a 90-day discounted note, with the discount being computed at 6.05% per annum on a 365-day basis.

This offer is subject to Cooper retaining the following rescission right:
Cooper is purchasing the W-G stock to satisfy a future obligation Cooper has to deliver W-G stock to a certain investor with whom Cooper has negotiated an early settlement. If Cooper is unable to settle with the investor within 60 days after acquiring W-G stock from you, Cooper may rescind its purchase from you.

Please let me know if you would be willing to sell under these conditions.

Yours truly,

/s/ D. Bradley McWilliams
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    D. Bradley McWilliams